February 14, 2007

Securities and Exchange Commission

Judiciary Plaza
450 Fifth Street, N.W.
Washington, DC 20549

Attention:  Kevin L. Vaughn, Branch Chief

Re:                             QuickLogic Corporation
Form 10-K for the Fiscal Year Ended January 1, 2006
Form 10-Q for the Quarterly Period Ended October 1, 2006
File No. 0-22671

Dear Mr. Vaughn:

We are submitting this letter on behalf of QuickLogic Corporation (the “Company”) in response to the Securities and Exchange Commission’s (the “Commission”) letter dated January 31, 2007 (the “Comment Letter”) addressed to E. Thomas Hart, Chief Executive Officer of the Company. For your convenience, we have repeated your comments 1 through 2 below and the headings and numbered responses in this response letter correspond to the headings and numbered comments contained in the Comment Letter. Please feel free to contact me at the number at the end of this response letter with any further questions or comments you may have.

Form 10-K for the Fiscal Year Ended January 1, 2006

Note 1 — The Company and the Basis of Presentation, page 62

1.             We note that although your fiscal year ends on the Sunday closest to December 31, you present consolidated balance sheets and income statements as of and for the periods ended December 31, 2005, 2004 and 2003 for presentation purposes. Please revise future filings to present your financial statements so that the year ends referred to in the filing correspond to your actual year ends. Additionally please ensure that the Report of your Independent Registered Public Accounting Firm also refers to your actual year ends.

Response:

In response to the Staff’s comment, in all future filings, the Company intends to present its financial statements as of its actual fiscal year end and will ensure that the Report of its Independent Registered Public Accounting Firm also refers to the Company’s actual fiscal year end.

Form 10-Q for the Quarterly Period Ended October 1, 2006

Note 1 — The Company and Basis of Presentation, page 7

2.             We note your disclosure related to your adoption of Staff Accounting Bulletin No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements (SAB 108). You state that your review of employee stock option grants concluded that certain errors committed in the process of documenting grants and accounting for stock options were not material to any prior year end. However, given that the effect of correcting these errors in 2006 would cause the 2006 consolidated financial statements to be materially misstated, you have concluded that the cumulative effect adjustment method of initially applying the guidance of SAB 108 was appropriate.

Please note that the SAB 108 transition provisions provide for a cumulative effect adjustment for errors determined to be immaterial in prior periods under an issuer’s previous and properly applied methodology, and after considering appropriate qualitative factors, but that are material to those periods based on the guidance of SAB 108. SAB 99 notes that a materiality evaluation must be based on all relevant quantitative and qualitative factors. Based on your facts and circumstances, and given the subject matter of the review, it is unclear whether the use of the one-time cumulative effect adjustment permitted by SAB 108 is appropriate. Please address the following:

•                  Provide us with your annual SAB 99 materiality analysis explaining how you determined that the errors related to each prior period were immaterial on both a quantitative and qualitative basis. Please ensure your response addresses all of the qualitative factors outlined in SAB 99 and any other relevant qualitative factors. Please also provide additional detail with respect to the adjustments made to the employee grants after the grant date.

•                  If you have concluded that the effects of these errors on prior periods would have been considered material in each period based on the guidance of SAB 108, provide us with your SAB 108 materiality analysis for each period.

•                  If you have concluded that the effects of these errors on prior periods would not have been considered material in each period based on the guidance of SAB 108, tell us why you believe the use of the one-time cumulative effect adjustment permitted by SAB 108 is appropriate.

Response:

Background

Under the direction of the Audit Committee of the Board of Directors and with the assistance of Ireland San Filippo LLP, an independent accounting firm that assists the Company with its Sarbanes-Oxley internal controls testing, and Wilson Sonsini Goodrich & Rosati, the Company voluntarily conducted an internal review of the Company’s historical stock option granting practices and related accounting for the period from October 15, 1999, the date of its initial public offering, through July 28, 2006, the date upon which stock option exercises were suspended subject to completion of the stock option review. The review consisted of approximately 1,450 grants and 405 employee files, which covers all grants, terminations and new hires during the period under review. The review took approximately five months to complete.

During its review, the Company identified certain errors committed in the process of documenting grants and accounting for stock options associated with measurement dates, grants made to individuals prior to meeting the definition of an employee under GAAP, non-employee grants, modification of options and previously reported deferred stock compensation charges. While management did find errors, it did not find any systematic or pervasive practices to account for stock options in a manner inconsistent with GAAP or the Company’s stated policies and procedures. It did not find evidence that the errors were motivated by any intention to mislead investors or affect reported financial results.

The findings of the Company’s review, its assessment of the findings, its materiality assessment and the application of SAB 108 were reviewed by the Audit Committee, external auditors and outside legal counsel prior to filing the Company’s 10-Q for the second quarter of 2006 on December 22, 2006.

Accounting Policies and Principles

Prior to fiscal 2006, the Company accounted for employee stock options using Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB 25”) and the disclosure-only provisions of Statement of Financial Accounting Standard (“SFAS”) No. 123, “Accounting for Stock-Based Compensation” (“SFAS 123”). In 1997 and 1999, the Company recorded deferred stock compensation on employee stock options issued prior to becoming a public company and amortized the cheap stock charge over the vesting period of the options. Beginning in fiscal 2006, the Company adopted SFAS No. 123(R), “Share-Based Payment” (“SFAS 123(R)”).

Prior to the adoption of Staff Accounting Bulletin No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements” (“SAB 108”) in fiscal 2006, the Company used the rollover method to analyze the materiality of potential adjustments to its financial statements.

Summary of the Financial Impact of Findings

A summary of the financial impact of the Company’s findings from its review of stock option granting practices and related accounting is as follows (all amounts are pre-tax in thousands):

	Description	Amount
1	From October 1999 through May 2004, the date used to determine the exercise price for certain stock option grants preceded the finalization of the approval process of those grants for accounting purposes due to administrative errors in documenting or approving the grants. The total intrinsic value (the difference between the exercise price and the price of the Company’s stock on the measurement date) of these “in-the-money” grants should have been amortized over their vesting period in the Company’s previously issued consolidated financial statements.	$787
2	From October 1999 through July 2002, certain individuals were granted options prior to meeting all of the criteria of an employee under GAAP, as defined by APB 25 and related interpretations, due to errors in documenting the individuals’ start of employment. The total intrinsic value of these grants should have been amortized over their vesting period in the Company’s previously issued consolidated financial statements.	449
3	The Company found accounting errors related to non-employee option grants from January 2000 through October 2002 which should have been recorded over their vesting period.	328
4	The Company found errors related to the modification of stock options to certain employees between March 2001 and August 2005, for which charges should have been recorded. The errors were the result of unclear documentation and lapses in communication concerning employee termination agreements. Generally, these modifications were made in the context of separation agreements that permitted additional vesting and/or time to exercise options after the employee had ceased performing services.	132
5

In accordance with APB 25, the Company recorded deferred stock-based compensation in connection with grants of stock options to employees and directors prior to the Company’s initial public offering if the fair market value of the Company’s common stock determined for financial reporting purposes was greater than the fair value determined by the Board of Directors on the date of grant (commonly known as a “cheap stock” charge). As of October 15, 1999, the Company had approximately $1.6 million of deferred stock-based compensation recorded in the stockholders’ equity section of the balance sheet, which was amortized over the original vesting period of the stock options. During the review, the Company determined that the reported deferred stock-based compensation account was not properly adjusted to reflect forfeitures. If an option is forfeited, the deferred stock-based compensation balance related to unvested options should be reversed and no future expense recognized. As a result, total stock-based compensation expense was overstated from October 1999 through December 2003 due to this accounting error in the application of the provisions of APB 25.

		(732)
	Total	$964

The impact of the errors if they had been appropriately recorded in the Company’s previously issued statements of operations under the rollover method is as follows (in thousands):

Fiscal Year	Net Income (Loss) (as previously reported)	Adjustment	Net Income (Loss) (as adjusted)	Percentage of Reported Net Income (Loss)
1999	$3,161	$45	$3,206	1.4%
2000	9,630	(233)	9,397	2.4%
2001	(26,478)	(195)	(26,673)	0.7%
2002	(31,287)	(148)	(31,435)	0.5%
2003	(4,719)	(118)	(4,837)	2.5%
2004	(8,832)	(230)	(9,062)	2.6%
2005	2,350	(85)	2,265	3.6%
		$(964)

The impact of the errors, if the cumulative amount of the errors including amounts related to previous years had been recorded in one fiscal year under the iron curtain method, is as follows (in thousands):

Fiscal Year	Net Income (Loss) (as previously reported)	Adjustment	Cumulative Adjustment	Net Income (Loss) (as adjusted)	Percentage of Reported Net Income (Loss)
1999	$3,161	$45	$45	$3,206	1.4%
2000	9,630	(233)	(188)	9,442	2.0%
2001	(26,478)	(195)	(383)	(26,861)	1.4%
2002	(31,287)	(148)	(531)	(31,818)	1.7%
2003	(4,719)	(118)	(649)	(5,368)	13.8%
2004	(8,832)	(230)	(879)	(9,711)	10.0%
2005	2,350	(85)	(964)	1,386	41.0%
		$(964)

SAB 99 Analysis

Quantitative Factors

The first step in analyzing materiality under SAB 99 is a quantitative analysis.

The Company has identified issues that resulted in: a) a charge to the financial statements; b) a reversal of a charge already reflected in the financial statements; and, c) no charge to the financial statements because the market value of the common stock on the measurement date was below the exercise price. The Company considered the adjustments on both an individual and aggregate basis and concluded that all the adjustments are related to incorrectly accounting for stock options and would be reported on the same financial statement line items. Accordingly, the Company believes it is appropriate to aggregate these errors for its materiality assessment. Furthermore, the Company believes that the rollover method to analyze the materiality of potential adjustments to its financial statements is the most appropriate method since this was the method used prior to the adoption of SAB 108.

Rollover Method Analysis

In the aggregate, the total charges identified by the Company’s review were $964,000 affecting fiscal years from 1999 through 2005. Net income (loss) is used in this analysis since the Company operated at a loss in most reporting periods that are encompassed by the review, the amounts that should have been recorded primarily affect operating expenses, and the effects on the Company’s tax provision were minimal. On an annual basis under the rollover method, the maximum amount that relates to any one year is $233,000 and in no year is the amount more than 3.6% of net income (loss) or more than 0.9% of operating expenses, which consists of research and development and sales, general and administrative expenses. In none of the seven fiscal years would the charge have resulted in net income becoming a net loss. Therefore, management believes that, under the rollover method, the result of recording the portion of the $964,000 total charge in the appropriate year would not be material on a quantitative basis to that year.

As of June 30, 2006, the aggregate charge of $964,000 represented 0.8% of accumulated deficit on the balance sheet and 2.3% of stockholders’ equity. If the aggregate charge were fully recorded in the second quarter of 2006, the reported net loss would have changed from $1.7 million to $2.7 million, representing 36% of the net loss including the aggregate charge. If the aggregate charge were fully recorded in fiscal 2006, management estimated that the net loss would have changed from approximately $8.7 million to $9.7 million, representing 10.0% of the net loss including the aggregate charge. At the time the Company’s analysis was performed (which was prior to the end of fiscal 2006), the estimate for fiscal 2006 was based on the Company’s most recent forecast and could have changed by up to $1.0 million in either direction due to several factors including revenue levels, spending levels, product mix and production variances. If the estimated fiscal year loss was $1.0 million lower, the estimated net loss would have been approximately $8.7 million after recording the aggregate charge, which represented 11.1% of the net loss including the aggregate charge. If the estimated fiscal year loss was $1.0 million higher, the estimated net loss would have been approximately $10.7 million after recording the aggregate charge, which represented 9.0% of the net loss. Therefore, at the time, management believed that the result of recording the aggregate charge of $964,000 in fiscal 2006 would have resulted in a change in the Company’s net loss of between 9% and 11% and a change in the Company’s operating expenses of less than 4%. Based upon these estimates for fiscal 2006, management believed that the result of recording the aggregate charge in 2006 would be material on a quantitative basis to 2006.

Iron Curtain Method Analysis

If the Company had used the iron curtain method prior to the adoption of SAB 108, the adjustment that relates to charges for the fiscal year under analysis and all prior fiscal years would be reported in the fiscal year under analysis (the “cumulative adjustment”). Under this methodology, the cumulative adjustment for fiscal years 1999 through 2002 would have been no more than 2.0% of reported net income (loss) in any year. In fiscal years 2003 through 2005, the cumulative adjustment would have been 10.0% or greater in all the years and 41.0% of reported net income in fiscal 2005. Therefore, management believes that the result of recording the cumulative adjustment in the total amount of $964,000 in fiscal 2005 would have been material on a quantitative basis to 2005.

Qualitative Factors

Qualitative factors that should be considered in accordance with Staff Accounting Bulletin No. 99, “Materiality” (“SAB 99”) in determining the materiality of the identified errors in accounting for stock options are as follows:

Whether the misstatement arises from an item capable of precise measurement or whether it arises from an estimate and, if so, the degree of imprecision inherent in the estimate:

•                  The identified adjustments were caused by administrative and accounting errors associated with stock options, and did not arise as a result of any estimates made during the period of review. The accounting rules regarding accounting for stock-based compensation are complex and have changed over the period under review. For example, Financial Accounting Standards Board Interpretation 44, “Accounting for Certain Transactions involving Stock Compensation” (“FIN 44”), which had an effective date of July 1, 2000 and provided implementation guidance with respect to APB 25, was issued during the period under review.

Whether the misstatement masks a change in earnings or other trends:

•                  The effect of recording the adjustments in the proper year would not have affected or masked trends in reported amounts. For example, the adjustment was less than 1.0% of operating expenses and the reported net income (loss) does not change from net income to a net loss or from a net loss to net income as a result of reflecting the adjustments in the proper period. The following chart shows the net income (loss) as reported and as adjusted, assuming the adjustments had been recorded in the proper period (in thousands):

•                  Identified accounting adjustments are both a charge and a reversal of a charge to the Company’s financial statements.

•                  Management believes that the financial analysts that followed the Company during the period covered by this review generally modeled the Company using non-GAAP financial statements that excluded non-cash charges such as stock-based compensation expenses. As such, their analysis would not be impacted by the adjustment.

Whether the misstatement hides a failure to meet analysts’ consensus expectations for the enterprise:

•                  Reflecting the adjustments in the proper period does not change the trend of reported results used by analysts or investors. Management believes that the analysts that followed the Company during the period covered by this review generally model the Company using non-GAAP financial statements that exclude stock-based compensation expenses. Based upon the facts and circumstances identified, the Company does not believe that the errors related to stock option accounting were motivated by any attempt to manage financial results to meet analysts’ estimates or the Company’s earnings guidance.

Whether the misstatement changes a loss into income or vice versa:

•                  Based upon the amount related to each year, the reported net income (loss) does not change from net income to a net loss or from a net loss to net income as a result of reflecting the adjustments in the proper period.

Whether the misstatement concerns a segment or portion of the registrant’s business that has been identified as playing a significant role in the registrant’s operations or profitability:

•                  The Company operates in a single reportable industry segment.

Whether the misstatement affects the registrant’s compliance with regulatory requirements:

•                  To the best of management’s knowledge, the nature and amount of the Company’s findings do not affect any regulatory requirements.

Whether the misstatement affects the registrant’s compliance with loan covenants or other contractual requirements:

•                  In certain quarters since the Company’s IPO, the Company has not been in compliance with certain financial covenants of its debt agreements and the affect of the errors would have been to increase the amount of non-compliance. However, the Company has successfully obtained waivers for non-compliance with covenants related to debt agreements in the past. During the course of our review, the Company has kept the bank informed as to the status of the review. At this time, the bank has accepted the Company’s monthly compliance certificate for December 2006 and has not indicated that the effect of any changes to reported amounts has caused a condition of non-compliance in relation to the current debt agreement.

•                  The Company is not aware of any other debt agreements or other contracts that contain covenants that would be affected by these adjustments and that would have the potential to cause non-compliance therewith.

Whether the misstatement has the effect of increasing management’s compensation — for example, by satisfying requirements for the award of bonuses or other forms of incentive compensation:

•                  Management’s current incentive compensation plan excludes the effects of stock-based compensation in measuring results.

•                  Even if the misstatement had the effect of increasing management’s compensation, the Company has concluded that the errors were not motivated to mislead investors, affect financial results, or otherwise affect management compensation.

Whether the misstatement involves concealment of an unlawful transaction:

•                  The Company’s review did not find any systematic or pervasive practices to account for stock options in a manner inconsistent with GAAP or the Company’s stated policies and procedures. It did not find evidence that the errors were motivated by any intention to mislead investors or affect reported financial results. There was no systematic pattern of selecting an exercise price based on the lowest stock price over the period preceding the grant.

Other considerations:

In addition to the qualitative considerations specifically contemplated in SAB 99, the Company has considered the following other qualitative factors:

•                  The Company’s Audit Committee voluntarily initiated the review in response to media attention to stock option practices at other companies.

•                  The scope of the review has covered all grants and terminations since the Company’s IPO (a period of almost seven years).

•                  In assessing the financial impact of the identified fact patterns, the Company performed a thorough review of information, including but not limited to accounting records, personnel files, stock option grant files and accounting literature.

•                  Identified errors were both unfavorable and favorable to grantees.

•                  Management believes that reporting the adjustments in the proper period would not have had a significant impact on the volatility of its common stock in the marketplace due to the nature and economic impact of the adjustments.

Based upon the above qualitative considerations, management does not believe that the qualitative factors change the quantitative conclusion that the adjustments, if they had been recorded in the proper period, are not material to any prior fiscal year because the adjustments would not have impacted analysts’ estimates, did not change reported net income into a net loss, did not affect regulatory or contractual compliance, and did not affect management compensation.

Application of SAB 108

A) Early adoption of SAB 108

In accordance with SAB 108 — Question 3, registrants are encouraged to apply the guidance in any report for an interim period of the first fiscal year ending after November 15, 2006 that is first filed after September 13, 2006 (the publication date of SAB 108). Therefore, a calendar year-end company may begin to apply the guidance in SAB 108 in the financial statements to be included in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2006. As of November 15, 2006, the Company had not filed its 10-Q for the second fiscal quarter of 2006 and, accordingly, could adopt the provisions of SAB 108.

If a registrant were to initially apply the guidance of SAB 108 in an interim period, the financial statements should contain all of the disclosures that would be required if the registrant had initially applied SAB 108 in connection with a set of annual financial statements. Those disclosures should be retained in subsequent interim period financial statements until the disclosures have been included in the annual financial statements for the year in which SAB 108 was initially applied. The Company has made the required disclosures in its Form 10-Q for the second and third fiscal quarters of 2006 and intends to make the required disclosures in its Form 10-K for the 2006 fiscal year.

B) Methods of applying SAB 108

SAB 108 permits existing public companies to initially apply its provisions either by: (i) restating prior financial statements as if the “dual approach” had always been applied; or, (ii) recording the cumulative effect of initially applying the “dual approach” as adjustments to the carrying values of assets and liabilities as of beginning of the fiscal year of adoption, with an offsetting adjustment recorded to the opening balance of retained earnings.

Restating prior financial statements

The “cumulative effect” transition method is an option available to qualifying registrants (as described below). Alternatively, registrants may reflect the initial application of SAB 108 by revising the prior period financial statements in a manner similar to a change in accounting principle under SFAS No. 154, “Accounting Changes and Error Corrections” (“SFAS 154”).

Cumulative effect of initially applying the “dual approach”

The SEC staff has concluded that the cumulative effect adjustment method of initially applying the guidance in SAB 108 is only available if one of the two conditions referred to below are present:

1.               The cumulative amount of the unadjusted errors as of the date of adoption (i.e., January 2, 2006 for the Company) would have been material (under the dual approach) to the annual financial statements for the year immediately preceding the date of adoption (the year ended January 1, 2006 for the Company).

OR

2.               The effect of correcting the unadjusted errors during the year of adoption (e.g., during fiscal year 2006 for the Company) would cause those annual financial statements to be materially misstated (using the dual approach).

In other words, the use of the cumulative effect method of initially applying SAB 108 is not permitted if the amount of the adjustment would not have been material (under the dual method) to the annual financial statements for the year preceding the initial application of SAB 108 and its correction in the year of adoption would not materially misstate those financial statements (under the dual method). The cumulative effect method of initial application was not intended by the SEC staff as a method for correcting errors that would not be material (under the dual approach).

The Company has determined that SAB 108 is appropriate since (i) the cumulative adjustment is material to fiscal year 2005 under the iron curtain method of the dual approach because the cumulative adjustment of $964,000 represents 41.0% of reported net income; and (ii) the cumulative adjustment is material to fiscal year 2006 under both the rollover method and iron curtain method. Accordingly, the Company elected to record the effects of applying SAB 108 using the cumulative effect transition method, which resulted in an increase to the carrying amount of the opening balance of additional paid-in capital and an offsetting entry to accumulated deficit to correct these errors.

Conclusion

Based upon both the quantitative and qualitative factors discussed above, the Company has determined that the aggregate amount of the identified adjustments as they relate to the year in which they should have been recorded is not material under the rollover method, which was the historical approach used by the Company. Furthermore, the Company does not believe that a reasonable user of its financial statements would be misled in assessing or would have changed or influenced his or her judgment with regard to the Company’s results of operations or the strength of its balance sheet or would consider the impact of these charges to be material to the financial information previously reported.

The impact on the previously reported accounts as of January 1, 2006, adjusted effective January 2, 2006, is as follows (in thousands):

	January 1, 2006 (fiscal year end)	SAB No. 108 cumulative effect adjustment	January 2, 2006
Additional paid-in capital	$159,179	$964	$160,143
Accumulated deficit	(117,347)	(964)	(118,311)
Total stockholders’ equity	42,237	—	42,237

Management has discussed the results of its findings, its assessment of the findings, the financial impact of the errors and this materiality assessment with its Audit Committee prior to filing its quarterly report on Form 10-Q for the second quarter of 2006. The Audit Committee concurred with the conclusions set forth above.

************************************

The Staff also requested that the Company provide additional detail with respect to the adjustments made to employee grants after the grant date. The Company modified certain options at the time of the employees’ termination that resulted in vesting beyond the date after which the individual was no longer an employee as defined by APB 25 and/or extended the post-termination exercise period of the option beyond the term specified in the option agreement. Examples of errors related to the modification of stock options are as follows:

•                  The 1989 Stock Option Plan provided for a 30-day post-termination exercise period and the 1999 Stock Plan provided for a 90-day post-termination exercise period. Given the differences in the post-termination exercise periods, the Company “split-the-difference” and allowed former employees to exercise their vested 1989 Stock Option Plan options for 60 days after their termination date under the separation agreements as part of the October 2001 reduction in force.

•                  Canadian law requires that a Company provide a notice period to employees who are terminated. During this notice period, the individual is considered an employee under Canadian law and receives his or her salary. During the notice period, the Company retained the option to request that the employee provide services to the Company, but did not exercise that option. The employees’ options vested through the end of the notice period. Under the current interpretation of APB 25, the beginning of the notice period should have been considered the employees last day of providing services. Vesting should have stopped and the post-termination exercise period should have started on this date.

•                  Certain employees were provided salary continuation as part of their termination agreement. These employees remained on the payroll and continued vesting their options until the end of the salary continuation period. No services were provided to the Company during the salary continuation period. Under APB 25, the beginning of the salary continuation period should have been considered the employee’s last day of providing services. Vesting should have stopped and the post-termination exercise period should have started on this date.

Attached hereto is an acknowledgement from the Company as requested in the Comment Letter.

Should the Staff have any additional comments or questions, please contact me at 650.320.4693. We respectfully request that the Staff confirm that it has no additional requests or comments.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Aaron J. Alter
Aaron J. Alter

cc:                                 E. Thomas Hart — Chief Executive Officer
Carl Mills — Chief Financial Officer
Christine Russell — Chairperson of the Audit Committee
Alan Woolery and Vikram Khosla — PricewaterhouseCoopers LLP
Patricia Hart, Esq. — Corporate Counsel

February 14, 2007

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, DC 20549
Attention:  Kevin L. Vaughn, Branch Chief

Re:                             QuickLogic Corporation
Form 10-K for the Fiscal Year Ended January 1, 2006
Form 10-Q for the Quarterly Period Ended October 1, 2006
File No. 0-22671

Dear Mr. Vaughn:

In connection with that certain letter dated February 14, 2007 from Wilson Sonsini Goodrich & Rosati on behalf of QuickLogic Corporation (the “Company”) to the Securities and Exchange Commission, the Company hereby acknowledges that:

•                  The Company is responsible for the adequacy and accuracy of the disclosure in the filings referenced above;

•                  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

QuickLogic Corporation

/s/ Carl M. Mills
Carl M. Mills, Vice President of Finance and Chief Financial Officer